TATA

29th October 2009
BP/AD-M1A/566.

Bombay Stock Exchange Limited
Coporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SEC Mail Processing
Section

NOV 12 2009

Washington, DC
112

08203733

SUPPL

Dear Sirs,

Audited Financial Results for the quarter/half year ended 30th September 2009

In terms of the Clause 41 of the Listing Agreement, we send herewith a statement containing the Audited Financial Results (Standalone) of the Company for the quarter/half year ended 30th September 2009, which were approved by the Board of Directors of the Company at its meeting held today. We also enclose a copy of the Auditors' Report on the Audited Financial Results (Standalone) for the quarter/half year ended 30th September 2009.

We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Company Limited

(B J Shroff)
Vice-President & Company Secretary

09047373

Encls :

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER, 2009

Particulars	Quarter ended		Half-Year ended		Year ended
	30-Sep-09	30-Sep-08	30-Sep-09	30-Sep-08	31-Mar-09
(A)	MUs	MUs	MUs	MUs	MUs
1. Generation	4,046	3,459	8,306	7,394	14,807
2. Sales	3,935	3,377	8,115	7,492	14,703
(B)	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
1. a) Revenue from Power Supply and Transmission Charges	1,558.28	1,890.15	3,251.47	3,902.42	7,017.52
Add : Revenue adjustments pertaining to prior years (Refer Notes 5 & 6)	-	-	232.40	-	-
Income to be recovered in future tariff determination	114.00	34.00	164.00	11.00	54.00
Net Revenue	1,672.28	1,924.15	3,647.87	3,913.42	7,071.52
b) Other Operating Income	48.81	34.73	88.84	71.59	164.71
2. Total Income	1,721.09	1,958.88	3,736.71	3,985.01	7,236.23
3. Expenditure					
a) Staff Cost	85.62	74.91	162.03	146.60	291.90
b) Cost of Power Purchased	25.26	130.13	73.41	395.00	493.50
c) Cost of Fuel	1,067.95	1,373.99	2,181.64	2,663.35	4,813.47
d) Cost of components, materials and services in respect of contracts	4.70	10.25	9.90	18.51	38.32
e) Depreciation	118.37	76.30	230.20	149.41	328.85
f) Other expenditure	120.77	104.93	260.62	191.97	480.07
4. Total expenditure	1,422.67	1,770.51	2,917.80	3,564.84	6,446.11
5. Profit from Operations before Other Income, Interest and Exceptional Items (2-4)	298.42	188.37	818.91	420.17	790.12
6. Other Income					
a) Gain on exchange (net)	3.09	76.70	27.43	115.59	144.33
b) Others	72.42	111.73	155.66	160.04	488.02
7. Profit before Interest and Exceptional Items (5+6)	373.93	376.80	1,002.00	695.80	1,422.47
8. Interest	101.82	68.09	219.47	120.25	305.79
9. Profit after Interest but before Exceptional Items (7-8)	272.11	308.71	782.53	575.55	1,116.68
10. Exceptional Items -					
a. Loss on redemption of 6.75% Tax free US 64 Bonds 2008	-	-	-	155.47	155.47
Less: Drawn from : Contingencies Reserve	-	-	-	39.38	39.38
Deferred Taxation Liability Fund	-	-	-	116.09	116.09
	-	-	-	-	-
b. Adjustments of expenses recoverable through Tariff	-	-	108.83	-	-
Less: Drawn from Contingencies Reserve	-	-	108.83	-	-
	-	-	-	-	-
11. **Profit from Ordinary Activities before Tax**	**272.11**	**308.71**	**782.53**	**575.55**	**1,116.68**
12. Provision for Taxation	88.92	46.78	222.26	123.07	194.48
13. Profit after Tax	183.19	261.93	560.27	452.48	922.20
14. Statutory Appropriations (Net)	1.00	9.00	(18.89)	37.00	(45.30)
15. **Net Profit after Tax and Statutory Appropriations**	**182.19**	**252.93**	**579.16**	**415.48**	**967.50**
16. Paid-up Equity Share Capital (Face Value: Rs. 10/- per share)	237.11	221.41	237.11	221.41	221.44
17. Reserves including Statutory Reserves					7,888.45
18. Basic Earnings per Share on Net Profit after Tax and Statutory Appropriations (not annualised) (In Rupees)	7.82	11.42	25.46	18.78	43.69
19. Diluted Earnings per Share on Net Profit after Tax and Statutory Appropriations (not annualised) (In Rupees)	7.82	11.42	25.40	18.78	43.69
20. Debt Service Coverage Ratio (no. of times) (Refer Note 9)			3.36		
21. Interest Service Coverage Ratio (no. of times) (Refer Note 9)			4.68		
22. Aggregate of public shareholding					
No. of shares #			15,00,99,417	14,74,36,200	14,75,66,967
% of shareholding @			63.31	66.60	66.64
# Excludes no. of shares held by custodians of GDR			1,33,54,518	2,25,830	2,18,890
@ Excludes % of shareholding held by custodians of GDR			5.63	0.10	0.10
23. Aggregate of promoters and promoter group shareholding					
a) Pledged / encumbered					
No. of shares			2,88,50,000	N.A.	3,23,05,000
% of total shareholding of promoter and promoter group			43.21	-	43.87
% of total share capital of the Company			12.17	-	14.59
b) Non-encumbered					
No. of shares			4,47,89,286	N.A.	4,13,33,586
% of total shareholding of promoter and promoter group			56.79	-	56.13
% of total share capital of the Company			18.89	-	18.67
24. Dividend					
Rate per share (Face Value Rs. 10/-) (In Rupees)			11.50	10.50	10.50
Amount (Rs. in crores)			0.31	0.72	0.72
25. Final Dividend (Proposed)					
Rate per share (Face Value Rs. 10/-) (In Rupees)					11.50
Amount (Rs. in crores)					255.26

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

Particulars	Quarter ended		Half-Year ended		Year ended
	30-Sep-09	30-Sep-08	30-Sep-09	30-Sep-08	31-Mar-09
Segment Revenue					
Power Business	1,685.94	1,929.57	3,668.66	3,928.54	7,104.87
Others	35.15	29.31	68.05	56.47	131.36
Total Segment Revenue	1,721.09	1,958.88	3,736.71	3,985.01	7,236.23
Less: Inter segment revenue	-	-	-	-	-
Net Revenue	**1,721.09**	**1,958.88**	**3,736.71**	**3,985.01**	**7,236.23**
Segment Results (Profit before Interest and Tax)					
Power Business	308.40	187.25	846.23	414.32	820.12
Others	5.64	3.56	14.10	7.47	7.89
Total Segment Results	314.04	190.81	860.33	421.79	828.01
Less: Interest Expense	101.82	68.09	219.47	120.25	305.79
Add: Unallocated Income net of Unallocated Expense	59.89	185.99	141.67	274.01	594.46
Total Profit Before Tax	**272.11**	**308.71**	**782.53**	**575.55**	**1,116.68**
Capital Employed					
Power Business	7,171.67	6,102.04	7,171.67	6,102.04	6,695.62
Others	202.25	132.51	202.25	132.51	159.30
Unallocated	3,312.13	2,169.58	3,312.13	2,169.58	1,788.58
Total Capital Employed	**10,686.05**	**8,404.13**	**10,686.05**	**8,404.13**	**8,643.50**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Defence Electronics, Project Management Contracts/Management Services, Coal Bed Methane and Property Development.

TATA

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 29th October, 2009.

2. In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (R-Infra - formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the Appellate Tribunal for Electricity (ATE) set aside the Maharashtra Electricity Regulatory Commission (MERC) Order dated 31st May, 2004 and directed the Company to refund to R-Infra as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 30th September, 2009, the accumulated interest was Rs. 145.56 crores (Rs. 2.80 crores and Rs. 5.60 crores for the quarter and half-year ended 30th September, 2009 respectively). On appeal, the Hon'ble Supreme Court has stayed the ATE Order and as directed, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which amount has been withdrawn by R-Infra on furnishing the required undertaking to the Court. The said amount has been accounted under "Other Deposits".

   Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 423.19 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to R-Infra. However, since 1st April, 2004, the Company has accounted for Standby Charges on the basis determined by the respective MERC Tariff Orders.

   The Company is of the view, supported by legal opinion that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company based on the final outcome of the matter.

3. In the matter of claims raised by the Company on R-Infra towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC, has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by R-Infra including interest is estimated to be Rs. 323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008, on appeal by R-Infra, has directed R-Infra to pay for the difference in the energy charges for the period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from R-Infra, ATE has directed MERC that the issue be examined afresh after the decision of the Supreme Court in the Appeals relating to the distribution licence and rebates given by R-Infra. The Company and R-Infra have filed appeals in the Supreme Court. On grounds of prudence, the Company has not recognised any income arising from the above matters.

4. During the half-year ended 30th September, 2009, as per past practice, the Company has provisionally determined the Statutory Appropriations and the adjustments to be made on Annual Performance Review as stipulated under the Tariff Regulations, 2005 for its operations in respect of the Licensed Area.

5. In respect of the Company's Generation Business as a Licensee, MERC in its Tariff Order dated 28th May, 2009, has drawn from Contingencies Reserve to partially meet the impact on tariff of the ATE Order dated 12th May, 2008, wherein ATE upheld the stand taken by the Company regarding allowability of expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for financial years 2004-05 and 2005-06. Accordingly, the Company has drawn Rs. 108.83 crores from Contingencies Reserve. Further, the Company has recognised revenue of Rs. 105.40 crores and transferred Rs 24.89 crores from Tariffs and Dividends Control Reserve consequent to the above Order and the Orders pertaining to the Transmission and Distribution Businesses dated 28th May, 2009 and 15th June, 2009 respectively. Certain disallowances arising from these Orders aggregating to about Rs. 83 crores have not been recognised as expense since they have been challenged by the Company at the ATE.

6. ATE in its Order dated 15th July, 2009, has upheld the Company's claim regarding allowability of certain expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for the financial year 2006-07. Accordingly, during the half-year ended 30th September, 2009, the Company has treated such expenses as recoverable through tariff of the current year and has recognized revenue of Rs. 127 crores in respect of the financial years 2006-07 to 2008-09.

7. During the half-year ended 30th September, 2009, 11,314 Foreign Currency Convertible Bonds (FCCB) have been converted into 8,30,668 Equity Shares of Rs 10/- each at a premium as per terms of issue. Consequently, there is an increase in the Subscribed Share Capital by Rs. 0.83 crore and Securities Premium by Rs. 54.52 crores. Further, provision made for premium on redemption of FCCB by debiting Securities Premium Account in an earlier year has been reversed to the extent of Rs. 7.83 crores since it pertains to the FCCB converted during the period. As a result, Securities Premium Account has increased by Rs. 62.35 crores during the half-year ended 30th September, 2009.

8. During the half-year ended 30th September, 2009, the Company has issued equity shares in the form of Global Depository Receipts (GDRs) listed on the Luxembourg Stock Exchange for a gross amount of US$ 335 million. Each GDR represents 1 equity share of the Company, at a nominal value of Rs.10 per equity share. The Company issued 1,48,38,110 GDRs which have been priced at US$ 22.577 per GDR (Rs. 48.27 being the reference exchange rate) as per relevant pricing guidelines for issue of GDRs. Consequently, there is an increase in the Subscribed Share Capital by Rs. 14.84 crores and in the Securities Premium Account by Rs. 1,601.94 crores (net of issue expenses).

9. (a) Debt Service Coverage Ratio = (Profit from Ordinary Activities before Tax + Interest on Long-term Loans) / (Interest on Long-term Loans + Repayment of Long-term Loans) *

   (b) Interest Service Coverage Ratio = (Profit from Ordinary Activities before Tax + Interest on Long-term Loans) / (Interest on Long-term Loans) *

   * For the purpose of computation, loans having original maturity of more than 365 days are considered as Long-term Loans. Repayment of Long-term Loans during the half-year ended 30th September, 2009 does not include prepayments.

10. There were no investor complaints pending as on 1st July, 2009, 21 complaints were received during the quarter, 15 complaints were disposed off during the quarter and 6 complaints remained unresolved as at the end of the quarter ended 30th September, 2009.

11. Previous period/year's figures have been regrouped /reclassified wherever necessary.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

PRASAD R MENON
Managing Director

Date: 29th October, 2009

TATA

Deloitte
Haskins & Sells

Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India

Tel : + 91 (22) 6667 9000
Fax: + 91 (22) 6667 9025

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
THE TATA POWER COMPANY LIMITED

1. We have audited 'Part B' of the accompanying statement of the quarterly financial results of THE TATA POWER COMPANY LIMITED for the quarter ended 30th September, 2009 and the year to date results for the period 1st April, 2009 to 30th September, 2009, attached herewith in which are incorporated the Returns from the Bangladesh Branch audited by another auditor, being submitted by the Company pursuant to the requirement of clause 41 of the Listing Agreement. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company's management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

3. Without qualifying our opinion we draw attention to Note 2 to the financial results. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods and estimated at Rs. 519 crores and its consequential effects for the period upto 30th September, 2009. The impact of the above on the results for the quarter/half year ended 30th September, 2009 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

Deloitte
Haskins & Sells

4. In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date results :

   i. are presented in accordance with the requirements of Clause 41 of the Listing Agreements in this regard; and

   ii. give a true and fair view of the net profit for the quarter ended 30th September, 2009 as well as that of the year to date results for the period from 1st April, 2009 to 30th September, 2009.

5. Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of aggregate of public shareholdings, pledged/encumbered shares and non-encumbered shares of promoters and promoter group shareholders in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints from the details furnished by the Registrars.

For DELOITTE HASKINS & SELLS
Chartered Accountants

N.VENKATRAM
Partner
Membership No: 71387

Mumbai 29th October, 2009

Tata Power Announces its Half Yearly Results

PAT up by 24% Rs. 560.27 Crores; Sales up by 8% at 8115 MUs

- ***Revenues for H1 FY10 stood at Rs 3736.71 Crores***
- ***Added Generation capacity of 190 MW in H1 FY10***
- ***Added 2447 Customers in Mumbai Licence Area in H1 FY10***
- ***Revenues for Q2 FY10 stood at Rs 1721.09 Crores***
- ***Profit After Tax (PAT)for Q2 FY10 stood at Rs. 183.19 Crores***
- ***Generation for Q2 FY10 up by 17% at 4046 MUs***
- ***Raises GDR of US$ 335 million in July 2009***
- ***S&P Revises Tata Power's Rating, Outlook Revised to Positive with Significant Progress on Key Projects; 'BB-' Rating Affirmed***

Mumbai, 29th October 2009: Tata Power India's largest private power utility today announced its financial results for the quarter ended September 30, 2009.

HIGHLIGHTS- H1 FY10:

- During the half year ended September 30, 2009, Tata Power's Revenues stood at Rs. 3736.71 Crores, as compared to Rs. 3985.01 Crores in the same period last year. This decrease is mainly due to the reduction in the fuel prices in Mumbai Licence Area as compared to the corresponding period last year. Revenue includes amount of Rs 232.40 Crores pertaining to previous years due to MERC tariff orders and judgment of ATE received during this financial year. The Company reported Profit Before Tax (PBT) of Rs. 782.53 Crores 36% up as against Rs. 575.55 Crores in the corresponding last year.

- **Profit After Tax (PAT)** for half year was up by 24% at Rs 560.27 Crores as compared to Rs 452.48 Crores for the same period last year but was not comparable due to higher gain on Foreign Exchange of Rs.115.59 Crores in previous year as compared to Rs. 27.43 Crores in FY10.
  Further, Interest charges also increased to Rs 219.47 Crores as compared to 120.25 Crores last year and depreciation went up by 54% at Rs 230.20 Crores due to higher capitalization. The tax provision has also gone by 81% mainly due to change in Minimum Alternate Tax (MAT) rules. PAT after Statutory appropriations stood at Rs 579.16 Crores.

- During the period, Company's Operations reported strong performance, sales volume for the half year increased by 8% at 8115 MUs against 7492 MUs in the corresponding period last year. Trombay Thermal Power Station and Hydro Power Stations generated 5391 MUs and 711 MUs of power respectively as compared to 5052 MUs and 510 MUs in the corresponding period previous year. The Jojobera Thermal Power Station recorded a generation of 1575 MUs during the half year as compared to 1507 MUs. Haldia reported generation of 243 MUs. Wind Farms generated 206 MUs as compared to 90 MUs in the same period last year.

- The Company added a generation capacity of 190 MW taking its current installed capacity to 2975 MW. Some of the new projects commissioned include 30 MW in Haldia, 120 MW Power House# 6 owned by IEL and 40 MW from wind farms in Gadag, Samna, Sadwagpur and Visapur, following the 250 MW Trombay expansion project that was commissioned in March end 2009.

HIGHLIGHTS - Q2 FY 10:

- During the quarter, Tata Power Revenues stood at Rs. 1721.09 Crores as against Rs. 1958.88 Crores in the same period last year. The decrease is due to the reduction in fuel price as stated above.

- Profit After Tax (PAT) for the quarter stood at Rs. 183.19 Crores but not comparable with last year due to higher Forex Gain of Rs 76.70 Crores in Q2FY09 (as against Rs. 3.09 Crores in Q2 FY10). The remaining "Other

Income"in the current year is lower at Rs 72.42 Crores against Rs 111.73 Crores in the corresponding quarter last year primarily on account of dividend received from one of our subsidiaries in Q2 last year but in Q1 this year.

- Interest charges also increased to Rs 101.82 Crores as compared to 68.09 Crores last year and depreciation went up by 55% at Rs 118.37 Crores due to higher capitalization. The tax provision has also gone by 90% mainly due to change in MAT rules. PAT after Statutory appropriations stood at Rs 182.19 Crores.

- During the quarter, Company's Operations reported strong performance. Sales volume for the quarter increased by 17% at 3935 MUs against 3377 MUs in the corresponding quarter last year. Trombay Thermal Power Station and Hydro Power Stations generated 2613 MUs and 342 MUs of power respectively as compared to 2383 MUs and 176 MUs in the corresponding period previous year. The Jojobera Thermal Power Station recorded a generation of 772 MUs during the quarter as compared to 723 MUs. Haldia reported generation of 127 MUs. Wind Farms generated 119 MUs as compared to 57 MUs in the same period last year.

- Trombay Thermal Power Station has been bestowed an award of "The Best Operations and Maintenance Project in Asia 2009" by Asian Power Awards.

- The Company received 13,181 applications for changeover customers for power supply and enquiries from 30,000 customers so far. A new Online Payment gateway and Net Banking option has been introduced for customers from 25th September 2009 to enhance bill payment options.

Commenting on the Company's performance, Mr. Prasad R. Menon, Managing Director, Tata Power, said: "Our half yearly results reiterate continued stability of Company's operations thereby enabling strong performance. Our focus on sustainable and renewable energy will play a key role in expansion in the coming years as some of our future initiatives centre around this."

GROWTH PLANS:

The Company's growth plans include steady capacity addition year-on-year which includes about 318 MW in 2010, 1138 MW by 2011, 1600 MW by 2012 and 2400 MW by 2013. Apart from this, there are several projects in pipeline and under consideration. The progress on Company's new projects for the quarter is as follows:

- **4000 MW, Mundra Ultra Mega Power Project on Fast Track:**

4000 MW Mundra Project implementation is progressing as per schedule with Engineering, Procurement and Construction activities in full swing. Overall project progress achieved is 35%. Ordering of all critical items/major packages has been completed. The first unit is expected to be commissioned by September 2011.

- **1050 MW Maithon Joint Venture Project:**

1050 MW Maithon Power Limited (MPL), a joint venture between the Company (74%) and Damodar Valley Corporation (DVC) (26%), is also progressing well and has achieved 54% completion. The first unit is scheduled to be in operation by October 2010 and second unit by April 2011.

- **Haldia Project:**

During the quarter, the Company commissioned the 3rd unit of 30 MW at Haldia in September '09.

- **Wind Farms:**

During the quarter, 4 MW capacity has been added at Visapur (Maharashtra).

- **Industrial Energy Limited (IEL):** A joint venture between Tata Power (74%) and Tata Steel (26%) has the following projects:
  - 120 MW **Power House 6** at Jamshedpur which was commissioned on 27th August 2009.
  - **Unit 5 at Jojobera:** A 120 MW power plant being constructed at the Company's existing site at Jojobera. IEL has placed orders for major equipment. The project is expected to be synchronized in the third quarter of FY 10.

- The Company signed **a Memorandum of Understanding (MoU)** with Tata Steel Limited and Corus Staal B.V. for the construction of a 525 MW combined heat and power plant at Corus' IJmuiden Works in Netherlands.

- **114 MW Dagachhu Power Plant** in partnership with The Royal Government of Bhutan (RGoB) is progressing well. Major Ordering for the project has been completed. All statutory clearances, land, water and environment clearances have been received and PPA for the entire quantum of power has been signed for the project.

- **S&P revises Tata Power's Rating, Outlook Revised to Positive; 'BB' Rating Affirmed**

Standard & Poor's Ratings Services revised its outlook on the corporate credit ratings on Tata Power to positive from stable. At the same time, Standard & Poor's affirmed its 'BB-' corporate credit rating and long-term senior unsecured debt rating on the company. S&P rationale for the revision of outlook for Tata Power primarily reflects the significant progress made by Tata Power on its two key projects, 4,000 MW Mundra project and 1,050 MW Maithon project. Both are currently running ahead of schedule and within estimated costs. This reflects Tata Power's good project management skills, which benefit from the company's long track record of operating in India.

- **Raises US$ 335 Million through GDRs.**

The Company completed the raising of US$ 335 Million through GDRs and intends to use the net proceeds of the Offering to fund capital expenditures of its existing power plants, projects under implementation and other project plans of the Company (including projects undertaken through its subsidiaries) and any other purpose permitted by applicable laws and regulations from time to time.

SUSTAINABILITY INITIATIVES:

- **Tata Power signs MoU with MCX to empower farmers**

Through this alliance, the benefit of futures price information will be spread to more than 2000 farmers across 25 villages of Maharashtra.The objective of this alliance is to increase accessibility of spot and future prices of agricultural commodities traded on MCX and advisory services of water shed management by Tata Power, thereby empowering farmers to take well informed decisions of crop selection as well deciding the time to sell their produce.The partnership will roll out in Maval and Mulshi area around Pune during the month of October 2009.

- **Tata Power unveils its latest initiative for rural empowerment**

The Company unveiled its latest community initiative targeted at the youth of rural India; with the inauguration of its first rural BPO at Khopoli under the aegis of Mannat Foundation - the community initiative arm of the company. Situated in the Western Ghats of Maharashtra, Khopoli, and close to the Tata Power Hydro Generation facility; the 120-seater call centre will provide alternative employment to the youth of rural India with an aim of creating self sustained community development.

- **The 'Tata Power Energy Club' achieves critical mass**

The **'Tata Power Energy Club'**, comprising schools and schoolchildren to curb energy-wastage through active measures, reached a critical mass of sensitizing "Three lakh citizens" across 4 major cities in India i.e. Mumbai, Pune, Delhi and Ahmedabad and is racing towards its eventual goal of "One Million citizens" as planned by 2010.

About Tata Power:
Tata Power is India's largest private sector power utility with an installed generation capacity of over 2900 MW and a presence in all the segments of the power sector viz Generation (thermal, hydro, solar and wind), Transmission, Distribution and Trading. The Company has successful public-private partnerships in Generation, Transmission and Distribution - "North Delhi Power Limited" with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro plant in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1050 MW Mega Power Project at Jharkhand. It has acquired 30% stake in Coal Companies at Indonesia and is developing the first 4000 MW Ultra Mega Power Project at Mundra (Gujarat) based on super-critical technology. With its track record of technology leadership, customer care and redefining contours of the Indian power sector, Tata Power is poised for a five-fold growth and committed to 'lighting up lives' for generations to come.

For further information please contact:

Shalini Singh
Chief, Corporate Communications,
The Tata Power Company Ltd
Tel: 022-6665 8748
Email: shalinis@tatapower.com

Rakesh Reddy
Vaishnavi Corporate Communications,
Tel: 022-6656 8787
Cell: 9821735515
Email: rakesh@vccpl.com